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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 0-25777

(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:    9-30-01
                  ------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant    TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                            --------------------------------------------------
    Former name if applicable
                              ------------------------------------------------

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    Address of principal executive office (Street and number)
                                                              ----------------
                               1983 MARCUS AVENUE
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    City, state and zip code   LAKE SUCCESS, NY 11042
                             -------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



                                    12b25-1
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                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

    THE REGISTRANT IS UNABLE TO TIMELY FILE ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT NEEDS ADDITIONAL TIME BEYOND NOVEMBER 14, 2001 TO COMPLETE THE PREPARATION OF ITS FORM 10-Q. THE REGISTRANT IS FILING THIS NOTIFICATION AND WILL FILE THE FORM 10-Q WITHIN THE TIME PERIOD PERMITTED BY RULE 12b-25 OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

  WILLARD T. DERR                              516               327-3305
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   NOVEMBER 14, 2001
      ------------------------
By:   /s/ WILLARD T. DERR
      ------------------------
   WILLARD T. DERR
   SR. VICE PRESIDENT, CHIEF FINANCIAL OFFICER
   (PRINCIPAL ACCOUNTING OFFICER)


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

    THE REGISTRANT ANTICIPATES REPORTING A NET LOSS OF APPROXIMATELY $4.4 MILLION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001 ("FISCAL 2002") AS COMPARED TO A NET LOSS OF $6.2 MILLION FOR THE COMPARATIVE PERIOD IN THE PRIOR FISCAL YEAR ("FISCAL 2001"). THE ANTICIPATED DECREASE IN NET LOSSES FOR FISCAL 2002 AS COMPARED TO FISCAL 2001 PRIMARILY RESULTS FROM INCREASED OPERATING INCOME OFFSET BY INCREASED INTEREST EXPENSE.


                                    12b25-2